UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

☑	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPOT PURSUANT TO REGULATION A

For the fiscal semiannual period ended	June 30, 2018

Worthy Peer Capital, Inc.
(Exact name of issuer as specified in its charter)

Delaware	84-4011787
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4400 North Federal Highway
Suite 210-212
Boca Raton, FL 33431
(Full mailing address of principal executive offices)

(561) 948-0108
(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The information and financial data discussed below is derived from our unaudited financial statements, appearing in this report. The unaudited financial statements were prepared and presented in accordance with generally accepted accounting principles in the United States. The information and financial data discussed below is only a summary and should be read in conjunction with the related notes contained elsewhere in this filing.

Overview

Worthy Peer Capital, Inc. is an early-stage company, which intends to provide (i) loans to manufacturers, wholesalers, and retailers secured by inventory, (ii) retail inventory financing, (iii) purchase order financing, and (iv) factoring financing. The retail inventory financing is a form of asset-based lending that allows retailers and wholesalers to use inventory as collateral to obtain a line of credit from us. We may also purchase directly or indirectly third party accounts receivables in a factoring transaction.

Since inception through December 31, 2017 we were engaged in organizational activities and in January 2018 we began offering Worthy Bonds in our public offering described in our offering statement on Form 1-A as previously filed with the SEC. In March 2018 the Worthy App was launched. The free mobile app allows users to use their credit or debit cards as they do ordinarily with Worthy Financial, Inc., our parent company (“WFI “), tracking their purchases and "rounding up" each purchase to the next higher dollar until the 'round up" reaches $10.00 at which time the user purchases a $10.00 Worthy Bond. The free mobile app is available for Apple i phone users from the Apple Store and for Android phone users from the Play Store.

Operating results

We have never generated any revenues. Our total general and administrative expenses increased significantly during the six months ended June 30, 2018 from the comparable period in 2017. These increases were attributable to interest payments to Worthy Bondholders and increases in our general and administrative expenses. During the six months ended June 30, 2018, we sold $312,641 of Worthy Bonds and during the six months ended June 30, 2018 $12,667 of bonds were redeemed. These bonds have a three year term and accrue interest at 5%. We did not have any comparable interest expense during the six months ended June 30, 2017.

The material portion of the increase in our total general and administrative expenses for the first six months of 2018 as compared to the first six months of 2017 is attributed to increased general and administrative expenses associated with the continued expansion of our operations and additional legal and accounting fees we incur in connection with our public reporting obligations. While we expect that our general and administrative expenses will continue to increase in future periods as our business develops and grows, we are unable at this time to quantify these expected increases.

Until such time as we begin generating significant revenues, we expect to continue to report net losses.

Liquidity and capital resources

At June 30, 2018 we had a working capital of $6,479 as compared to a working capital of $9,255 at June 30, 2018. Our current assets increased substantially at June 30, 2018 as compared to June 30, 2017 which reflects cash on hand from the sale of Worthy Bonds during the 2018 period. Our current liabilities also increased substantially in the 2018 period as compared to the 2017 period which is principally related to the liabilities associated with the Worthy Bond. As of this date we have very limited resources and funding has historically been provided by our parent and, to a lesser extent, advances by one of our officers. As of this date we have not identified any sources of capital other than our parent and sales of our Worthy Bonds. During the six months ended June 30, 2018, we received capital contributions of $6,179 from our parent company and during that period our parent company forgave $53,363 of related party debt.

While we do not have any commitments for capital expenditures, until such time as we have raised sufficient working capital through the sale of Worthy Bonds, and our revenues are sufficient to pay our operating expenses, we are dependent upon additional funding to be provided by our parent. It is the intention of our parent company to raise funding for our working capital. There is no written agreement between us and our parent company. There is no certainty that our parent will raise any funds or if a financing can be made under reasonable terms. In the absence of a financing, we may be unable to fund our operating costs and could be required to suspend or close our operations.

Net cash used in operating activities for the six months ended June 30, 2018 was $53,544 as compared to $33,032 during the comparable period in 2017. In both periods cash was used primarily to fund our losses. Net cash provided by investing activities was $299,974 for the six months ended June 30, 2018 which represented the sale of Worthy Bonds, net of redemptions. We did not generate or use any cash from investing activities during the six months ended June 30, 2017. Net cash provided by financing activities was $6,179 for the six months ended June 30, 2018, which represented the capital contribution from our parent company, as compared to $33,032 for the six months ended June 30, 2017, which represented loans from our parent company.

It is our intention over the balance of the year to use the proceeds of the sale of the Worthy Bonds to make loans, provide retail inventory financing, purchase order financing or factoring financing.

Significant accounting policies

Our significant accounting policies are fully described in Note 3 to our unaudited financial statements appearing elsewhere in this report. We believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. In the opinion of our management, all adjustments (consisting of normal recurring items) necessary for a fair presentation of the unaudited financial statements as of June 30, 2018, and the results of operations and cash flows for the six months ended June 30, 2018 have been made. The results of operations for the six months ended June 30, 2018 are not necessarily indicative of the results to be expected for a full year.

Risks and uncertainties

Our business could be impacted by continuing price pressure on our operating costs, acceptance of our products or services in the market place, new competitors, changing federal and/or state legislation, new technologies and other factors. Adverse changes in these areas could negatively impact our financial position, results of operations and cash flows in future periods.

Going concern

For the six months ended June 30, 2018, we reported a net loss of $56,139, cash used in operating activities of $53,544 and we had an accumulated deficit of$106,484 at June 30, 2018. For 2017, we reported a net loss of $13,919, cash used in operating activities of $13,919 and we had an accumulated deficit of $50,345 at December 31, 2017.  We have yet to generate any revenues. The report of our independent registered public accounting firms, on our audited consolidated financial statements at December 31, 2017 and 2016 and for the years then ended, contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern based upon our net losses, cash used in operations, accumulated deficit and lack of revenues. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our unaudited financial statements appearing elsewhere in this report do not include any adjustments that might result from the outcome of this uncertainty. There are no assurances we will be successful in our efforts to generate revenues or report profitable operations or to continue as a going concern.

Item 2.	Other Information.

None.

Item 3.	Financial Statements.

WORTHY PEER CAPITAL, INC.

TABLE OF CONTENTS

(UNAUDITED)

WORTHY PEER CAPITAL, INC.

BALANCE SHEETS

(UNAUDITED)

	June 30,	December 31,
	2018	2017
ASSETS

Current Assets
Cash	$310,144	$57,535
Total Current Assets	310,144	57,535

TOTAL ASSETS	$310,144	$57,535

LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)

Current Liabilities
Accounts payable	$—	$—
Accrued bond interest	2,595	—
Bond Liabilities	299,974	—
Advances from parent	—	47,183
Advances from officer	1,096	1,097
Total Current Liabilities	303,665	48,280
Total Liabilities	303,665	48,280

Commitments and contingencies (note 7)	—	—

Shareholder's Equity (Deficit)
Preferred Stock, par value $0.0001, and 1,000,000 shares authorized, and 0 shares issued and outstanding	—	—
Common Stock, par value $0.0001, and 5,000,000 shares authorized, and 1,000,000 shares issued and outstanding	100	100
Additional paid-in capital	112,863	59,500
Accumulated deficit	(106,484)	(50,345)
Total Shareholder's Equity (Deficit)	6,479	9,255

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)	$310,144	$57,535

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

The accompanying notes are an integral part of these financial statements

WORTHY PEER CAPITAL, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

	Six Months ended June 30,
	2018	2017

Operating Expenses
Interest expense	$2,595	$—
General and Administrative expenses	53,603	3,032
Total general and administrative expenses	56,198

Other income (expense)
Interest income	59	—

Loss Before Taxes	(56,139)	(3,032)

Less Provision for Income Taxes	—	—

Net Loss	$(56,139)	$(3,032)

Earnings per common share (basic and diluted):

Net loss per common share	$(0.06)	$(0.00)
Weighted average number of shares outstanding	1,000,000	1,000,000

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

The accompanying notes are an integral part of these financial statements

WORTHY PEER CAPITAL, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND YEAR ENDED DECEMBER 31, 2017

(UNAUDITED)

	Common Shares	Common Stock, Par	Additional Paid in Capital	Accumulated Deficit	Total

Balance at December 31, 2016	1,000,000	$100	$—	$(36,426)	$(36,326)

Capital contribution from parent	—	—	59,500	—	59,500

Net loss	—	—	—	(13,919)	(13,919)

Balance at December 31, 2017	1,000,000	100	59,500	(50,345)	9,255

Capital contribution from parent	—	—	53,363	—	53,363

Net loss	—	—	—	(56,139)	(56,139)

Balance at June 30, 2018	1,000,000	$100	$112,863	$(106,484)	$6,479

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

The accompanying notes are an integral part of these financial statements

WORTHY PEER CAPITAL, INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended June 30,
	2018	2017
Cash flows from operating activities:
Net loss	$(56,139)	$(3,032)
Adjustments to reconcile net loss to net cash (used in) operating activities:

Changes in working capital items:
Accrued bond interest	2,595	—
Accounts payable	—	(30,000)

Net cash used in operating activities	(53,544)	(33,032)

Cash flows from investing activities:
Sale of bonds	312,641	—
Redemption of bonds	(12,667)	—

Net cash provided by investing activities	299,974	—

Cash flows from financing activities:
Capital contributions from parent	6,179	—
Loan from parent	—	33,032
Loan from officer	—	—
Common shares issued for cash	—	—

Net cash provided provided by financing activities	6,179	33,032

Net change in cash	252,609	—

Beginning cash	57,535	100

Ending cash	$310,144	$100

Supplemental Disclosures of Cash Flow Information:

Cash paid for interest	$—	$—
Cash paid for taxes	$—	$—

Supplemental Non-Cash Investing and Financing Information

Forgiveness of debt by parent	$53,363	$—
Reclassification of accounts payable to advances from parent	$—	$30,000

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

The accompanying notes are an integral part of these financial statements

WORTHY PEER CAPITAL, INC.

Notes to Financial Statements

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017 AND FOR THE YEAR ENDED DECEMBER 31, 2017

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Worthy Peer Capital, Inc., a Delaware corporation, (the “Company,” “WPC”, “we,” or “us”) was founded June 9, 2016. We are an early stage company which intends to loan or participate in secured loans, primarily to small business borrowers as well as to acquire third party accounts receivables in factoring agreements. We offer the Worthy Bonds in $10.00 increments on a continuous basis directly through our Worthy Peer Capital website.

We are a wholly owned subsidiary of Worthy Financial, Inc. (“WFI”), or “Worthy Financial” which owns a mobile app (the “Worthy App”) that allows its users to round up their debit card and checking account linked credit card purchases and other checking account transactions and thereafter use the “round up” dollars in increments of $10.00 to purchase Worthy Bonds. The “users” may also use additional funds to purchase Worthy Bonds. Through the Worthy App, owned and operated by our parent company, we will also provide access to services, which will be attractive to the Worthy community such as personal loans (often used to reduce or pay off higher interest rate loans such as credit cards), student loans, small business loans, auto loans, student loan refinancing and debt counseling.

NOTE 2. GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated net losses and had cash used in operations of approximately $56,000 and $54,000, respectively, for the six months ended June 30, 2018. The net losses incurred in 2018 and 2017 have resulted in an accumulated deficit of approximately $106,000 at June 30, 2018. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. During 2018, the Company continues to incur losses, however, the process of obtaining approval of a Form 1-A Regulation A Offering Statement to raise capital has been completed.

In response to the losses incurred in 2018 and 2017, the Company continues to constantly evaluate and monitor its cash needs and existing cash burn rate, in order to make adjustments to its operating expenses. Cash on hand was approximately $310,000 at June 30, 2018. This cash was obtained through the sale of our Worthy Bonds.

No assurances can be given that the Company will achieve success in obtaining sufficient levels of end user sell-through necessary to fully sustain its operations, without seeking additional financing. There also can be no assurances that the Form 1-A will result in additional financing or that any additional financing if required, can be obtained, or obtained on reasonable terms acceptable to the Company. These financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of Worthy Peer Capital, Inc. (collectively called the “Company”) included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The unaudited financial statements do not include all of the information and footnotes required by US Generally Accepted Accounting Principles (“GAAP”) for complete financial statements. The unaudited financial statements should be read in conjunction with the annual financial statements and notes for the year ended December 31, 2017. The balance sheet at December 31, 2017 contained herein was derived from audited financial statements, but does not include all disclosures included in the annual financial statements for the Company, and applicable under accounting principles generally accepted in the United States of America. Certain information and footnote disclosures normally included in our annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America, but not required for interim reporting purposes, have been omitted or condensed.

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

WORTHY PEER CAPITAL, INC.

Notes to Financial Statements

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017 AND FOR THE YEAR ENDED DECEMBER 31, 2017

In the opinion of management, all adjustments (consisting of normal recurring items) necessary for a fair presentation of the unaudited financial statements as of June 30, 2018, and the results of operations and cash flows for the six months ended June 30, 2018 have been made. The results of operations for the six months ended June 30, 2018 are not necessarily indicative of the results to be expected for a full year.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“US-GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the financial statements include estimates of the valuation allowance on deferred tax assets.

Cash and cash equivalents

The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. The Company has no cash equivalents.

Income taxes

Income taxes - The Company accounts for income taxes in accordance with ASC Topic 740, Accounting for Income Taxes. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws.

Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, the Company considers tax regulations of the jurisdictions in which they operate, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results or the ability to implement tax- planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the “more likely than not” criteria of Topic 740.

The Company accounts for uncertain tax position in accordance with ASC 740-10, Accounting for Uncertainty in Income Taxes. As required by the relevant guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would, more likely than not, sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company has applied the guidance to all tax positions for which the statute of limitations remained open.

The Company is subject to income taxes in the United States Federal jurisdiction and Florida. The Company recognizes interest and penalty accrued related to unrecognized tax benefits in its income tax expense. No interest or penalties have been accrued for all periods presented.

Basic Income (Loss) Per Share

Basic income (loss) per share is calculated by dividing the Company’s net loss by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the period. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company does not have any potentially dilutive debt or equity at June 30, 2018 and December 31, 2017.

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

WORTHY PEER CAPITAL, INC.

Notes to Financial Statements

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017 AND FOR THE YEAR ENDED DECEMBER 31, 2017

NOTE 4. RECENTLY ISSUED ACCOUNTING STANDARDS AND DEVELOPMENTS

Accounting standards promulgated by the FASB are subject to change. Changes in such standards may have an impact on the Company’s future financial statements. The following are a summary of recent accounting developments.

In February 2016, the FASB issued authoritative guidance, which is included in ASC 842, "Leases." This guidance requires lessees to recognize most leases on the balance sheet by recording a right-of-use asset and a lease liability. This guidance is effective for the Company as of January 1, 2019. The Company is currently evaluating the impact this standard may have on its financial statements.

In May 2014, the FASB issued authoritative guidance, which is included in ASC 606, "Revenue from Contracts with Customers." This guidance provides a single, comprehensive revenue recognition model for all contracts with customers and requires that a company recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In July 2015, the FASB delayed the effective date of this guidance by one year. As a result, this guidance is effective for the Company as of January 1, 2018 and shall be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Based on the completed analysis, the Company has determined the adjustment will not have a material impact on the financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any other new standards that it believes merit further discussion, and the Company expects that none would have a significant impact on its financial statements.

NOTE 5. BOND LIABILITIES

During the six months ended June 30, 2018, the Company sold $312,641 of Worthy Bonds. The Bonds have a three year term and accrue interest at 5%. The Company has $2,595 of accrued interest related to these outstanding bonds at June 30, 2018. During the six months ended June 30, 2018 $12,667 of bonds were redeemed.

NOTE 6. ADVANCES FROM OFFICER

The Company is obligated to reimburse one of its officers for advancing the Company funds to cover costs such as filling fees and organizational expense. The balance due is $1,096 and $1,097 at June 30, 2018 and December 31, 2017, respectively, and is due on demand, unsecured and interest free.

NOTE 7. ADVANCES FROM PARENT

The Company is obligated to reimburse its parent for advancing the Company funds to cover costs such as accounting, audit and legal expenses. The balance due is $0 and $47,183 at June 30, 2018 and December 31, 2017, respectively, and is due on demand, unsecured and interest free.

NOTE 8. COMMITMENTS AND CONTINGENCIES

Legal contingencies

From time to time, the Company may be a defendant in pending or threatened legal proceeding arising in the normal course of its business. Management is not aware of any pending, threatened or asserted claims.

Lease commitments

The Company is in its early stages of development and accordingly, it has not yet been necessary to lease or acquire facilities and equipment, although the Company has incurred $21,000 of shared expenses, through its parent company.

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

WORTHY PEER CAPITAL, INC.

Notes to Financial Statements

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017 AND FOR THE YEAR ENDED DECEMBER 31, 2017

NOTE 9. EQUITY

On June 9, 2016, the Company was founded with the issuance of 1 million shares of our $0.0001 per share par value common stock for $100 to WFI. WFI is the sole shareholder of the Company’s common stock. The Company has authorized 5 million shares of common stock and 1 million shares of preferred stock. No preferred shares have been issued.

During the six months ended June 30, 2018, the Company received capital contributions of $6,179 from WFI.

During the six months ended June 30, 2018, WFI forgave $53,363 of parent company debt.

On December 8, 2017, the Company amended its certificate of incorporation changing the total authorized shares to 6,000,000 from 50,000,000 of which 5,000,000 shall be common and 1,000,000 shall be preferred. No preferred shares have been issued.

NOTE 10. RELATED PARTIES

The Company has loans from its parent company and an officer of the Company, see notes 6 and 7. The Company has also received capital contributions from its parent company, see note 9.

NOTE 11. SUBSEQUENT EVENTS

Worthy Bond sales subsequent to June 30, 2018, through September 30, 2018 were approximately $690,000. These sales have been recorded as an increase in cash and an increase in a corresponding liability.

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

Item 4.	Exhibits.

		Incorporated by Reference			Filed or
No.	Exhibit Description	Form	Date Filed	Number	Furnished Herewith

2.1	Certificate of Incorporation of Worthy Peer Capital, Inc. filed with the Delaware Secretary of State on June 9, 2016	1-A	11/27/17	2.1
2.2	Bylaws of Worthy Peer Capital, Inc.	1-A	11/27/17	2.2
3.1	Form of Worthy Peery Capital Bond	1-A	11/27/17	3.1

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

October 2, 2018	Worthy Peer Capital, Inc.

	By:	/s/ Sally Outlaw
Sally Outlaw
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issue and in the capacities and on the dates indicated.

Name and Signature	Title	Date

/s/ Sally Outlaw	Chief Executive Officer, Director	October 2, 2018
Sally Outlaw	(Principal Executive Officer)

/s/ Alan Jacobs	Senior Vice President, Chief Operating Officer, Director	October 2, 2018
Alan Jacobs